Exhibit 12.1
Northwest Pipeline GP
Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

						Six Months Ended
	Years Ended December 31,					June 30,
	2003	2004	2005	2006	2007	2007	2008
	(Restated)	(Restated)	(Restated)	(Restated)		(Restated)
Earnings:
Income before income taxes	$113,516	$119,138	$107,653	$85,668	$185,059	$97,624	$73,843

Add:
Fixed charges:
Interest on long-term debt	37,144	38,721	38,164	43,649	46,828	24,104	20,107
Other interest expense	3,388	3,368	3,389	3,824	5,585	2,538	2,771
Rental expense representative of interest factor	1,350	1,002	854	693	521	283	192

Total fixed charges	41,882	43,091	42,407	48,166	52,934	26,925	23,070

Total earnings as adjusted	$155,398	$162,229	$150,060	$133,834	$237,993	$124,549	$96,913

Fixed charges	$41,882	$43,091	$42,407	$48,166	$52,934	$26,925	$23,070

Ratio of earnings to fixed charges	3.71	3.76	3.54	2.78	4.50	4.63	4.20

For the purposes of this ratio (i) earnings consist of income before fixed charges and income taxes for the Company and (ii) fixed charges consist of interest and debt expense on all indebtedness (without reduction for interest capitalized) and that portion of rental payments on operating leases estimated to represent an interest factor for the Company.